FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from March 1, 2023 to March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 13, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from March 1, 2023 to March 31, 2023 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on April 13, 2023]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of March 31, 2023

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2022) (Period of repurchase: from May 17, 2022 to March 31, 2023 (excluding the ten business days following the announcement of each quarterly financial results))		50,000,000	30,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		50,000,000	24,719,191,700

Progress of share repurchase (%)		100.0	82.4

2.	Status of disposition

as of March 31, 2023

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date) March 1 March 2 March 3 March 6 March 7 March 8 March 9 March 10 March 13 March 15 March 16 March 17 March 20 March 22 March 23 March 24 March 27	72,200 15,900 13,500 35,000 4,900 104,100 88,900 57,800 3,300 81,500 23,600 31,500 5,700 55,400 184,600 71,700 16,600	72,200 15,900 13,500 35,000 4,900 104,100 88,900 57,800 3,300 81,500 23,600 31,500 5,700 55,400 184,600 71,700 16,600

Subtotal	—	866,200	866,200

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	866,200	866,200

3.	Status of shares held in treasury

as of March 31, 2023

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,233,562,601
Number of shares held in treasury	229,510,828

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before March 31, 2023.